UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, January 31, 2014

Orange agrees to sell USD 1.6 billion in notes

Orange has agreed to sell USD 750 million in five-year fixed-rate notes and USD 850 million in 30-year fixed rate notes in a registered public offering in the United States.

Currency	Format	Term	Notional	Coupon	Re-offer spread
USD	fixed rate	5 years	750 million	2.75%	US Treasury Bond + 125 bps
USD	fixed rate	30 years	850 million	5.50%	US Treasury Bond + 187.5 bps

The Group continues to extend the maturity of its debt while reducing its debt servicing cost. The proceeds of this issuance will be used for the early repayment of the 4.375%, USD 1.215 billion bonds that mature in July 2014 and that Orange announced simultaneously (see January 30 press release) as part of the continuous active management of its balance sheet and liquidity.

Bank of America-Merrill Lynch, Deutsche Bank Securities, J.P.Morgan, Mitsubishi UFJ Securities and RBS are acting as bookrunners for the offering.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information: www.orange.com, www.orange-business.com and on Twitter: @orange, @orangegrouppr, @orangebusiness.

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited.

Press contacts: +33 (1) 44 44 93 93

Sébastien Audra, sebastien.audra@orange.com

Olivier Emberger, olivier.emberger@orange.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Subject to applicable law, a written prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, may be obtained from any underwriter participating in the offering by contacting: Deutsche Bank Securities Inc. at 1-800-503-4611 (toll-free); J.P.Morgan Securities LLC at 1-212-834-4533 (collect) or at 383 Madison Avenue, New York, New York, 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor; Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 (toll-free) or at 222 Broadway, New York, NY 10038, Attn: Prospectus Department, email dg.prospectus_requests@baml.com; Mitsubishi UFJ Securities (USA), Inc. at 1-877-649-6848 (toll-free); or RBS Securities Inc. at 1-866-884-2071 (toll-free) at 600 Washington Boulevard, Stamford, CT 06901, Attention: Syndicate.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) in the United Kingdom to qualified investors (as defined in the Prospectus Directive) who are (a) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Not for distribution in Japan.

ORANGE

Date: January 31, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations